UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.90
VantageMed Corporation

(Name of Issuer)
Common Stock, $0.001 Par Value

(Title of Class of Securities)
92208W 10 6
(CUSIP Number)
Not applicable.

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03-00)

Page 1 of 5 pages

CUSIP No.            92208W 10 6

1.	Names of Reporting Persons. Peter Friedli I.R.S. Identification Nos. of above person (entities only).
Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not applicable.
(b) Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization
Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
99,993

		6.	Shared Voting Power
1,042,747

		7.	Sole Dispositive Power
99,993

		8.	Shared Dispositive Power
1,042,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,142,740

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
13.4%

(12)	Type of Reporting Person (See Instructions)
IN

Page 2 of 5 pages

ITEM 1.

(a)	Name of Issuer—
VantageMed Corporation

(b)	Address of Issuer's Principal Executive Offices—
3017 Kilgore Road, Suite 180, Rancho Cordova, CA 95670

ITEM 2.

(a)	Name of Person Filing—
Peter Friedli

(b)	Address of Principal Business Office, or, if none, Residence—
Freigutstrasse 5, 8002 Zurich, Switzerland

(c)	Citizenship—
Switzerland

(d)	Title of Class of Securities—
Common Stock

(e)	CUSIP Number—
92208W 10 6

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Section240.13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	/ /	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	/ /	Group, in accordance with Section240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned:
1,142,740

(b)	Percent of class:

13.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
99,993

	(ii)	Shared power to vote or to direct the vote
1,042,747

	(iii)	Sole power to dispose or to direct the disposition of
99,993

	(iv)	Shared power to dispose or to direct the disposition of
1,042,747

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The 1,142,740 shares of Common Stock beneficially owned by Mr. Friedli include 56,660 shares issuable upon exercise of options granted to Mr. Friedli individually and exercisable within 60 days of February 14, 2002 and 43,333 shares issuable upon exercise of warrants granted to Mr. Friedli individually and exercisable within 60 days of February 14, 2002, as well as shares of Common Stock held by entities over which Mr. Friedli has control, as follows: Pine Inc.—132,057 shares of Common Stock, Joyce, Ltd.—75,000 shares of common Stock, and Venturetec, Inc.—835,690 shares of Common Stock. Mr. Friedli is the President of Venturetec, Inc., and an investment advisor to Venturetec, Inc., Joyce, Ltd. and Pine, Inc. As investment advisor to these entities, Mr. Friedli shares voting and investment power with respect to the 835,690 shares beneficially owned by Venturetec, Inc., the 132,057 shares beneficially owned by Pine, Inc., and the 75,000 shares beneficially owned by Joyce, Ltd.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Page 4 of 5 pages

ITEM 10. CERTIFICATION

         Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
Date

/s/ PETER FRIEDLI
Peter Friedli Name/Title

Page 5 of 5 pages